Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178651

UNITED REALTY TRUST INCORPORATED

SUPPLEMENT NO. 3, DATED JANUARY 4, 2013,

TO THE PROSPECTUS, DATED AUGUST 15, 2012

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of United Realty Trust Incorporated (the “Company,” “we,” “our” or “us”), dated August 15, 2012 (the “Prospectus”), as supplemented by Supplement No. 1, dated November 16, 2012 (“Supplement No. 1”) and Supplement No. 2, dated December 6, 2012 (“Supplement No. 2”). This Supplement No. 3 supplements, modifies or supersedes certain information contained in Supplement No. 1 and Supplement No. 2, and should be read in conjunction with the Prospectus, Supplement No. 1 and Supplement No. 2. This Supplement No. 3 will be delivered with the Prospectus, Supplement No. 1 and Supplement No. 2.

The purposes of this Supplement No. 3 are to:

•	disclose operating information, including the status of the offering, the shares of our common stock, par value $0.01 per share (“Common Shares”) currently available for sale and the status of distributions;
•	update disclosure relating to estimated use of proceeds; and
•	disclose an addition to our management team.

Status of the Offering

We commenced our best efforts initial public offering of up to 100,000,000 Common Shares on August 15, 2012. On December 28, 2012, we received and accepted aggregate subscriptions in excess of the minimum of 200,000 Common Shares, broke escrow and issued Common Shares to our initial investors, who were admitted as stockholders.

As of December 28, 2012, we had incurred, cumulatively to that date, $5,385,394 in selling commissions, dealer manager fees and offering costs for the sale of our Common Shares.

We will offer Common Shares until August 15, 2014, unless the offering is extended in accordance with the Prospectus; provided, that the offering will be terminated if all 100,000,000 Common Shares are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment program (“DRIP”) for sale in our primary offering).

Shares Currently Available for Sale

As of December 28, 2012, we had received aggregate gross proceeds of $2,093,117 from the sale of 201,770 Common Shares in our public offering. As of December 28, 2012, there were 201,770 Common Shares outstanding. As of December 28, 2012, there were 99,798,230 Common Shares available for sale, excluding shares available under our DRIP.

Status of Distributions

On December 28, 2012, our board of directors declared daily distributions on our Common Shares, at a daily rate of $0.00210958904 per Common Share, which equates to an annual rate of $0.77 per Common Share based on a 365-day year. The distributions began to accrue as of daily record dates beginning on January 1, 2013, and will be aggregated and paid monthly, on payment dates to be determined by us, to stockholders who hold Common Shares as of such daily record dates.

Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured. There is no assurance that we will continue to declare distributions at this rate.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition and capital expenditure requirements, as applicable, and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

As of the date of this Supplement No. 3, we have not acquired any properties or other real estate-related investments, and we intend initially to source distributions from offering proceeds. Operating cash flows are expected to increase as we begin to grow our investment portfolio. Please see the section of the Prospectus captioned “Risk Factors—We will make some or all our distributions from sources other than our cash flow from operations; this will reduce our funds available for the acquisition of properties, and your overall return may be reduced”.

Estimated Use of Proceeds

The lines titled “Amount available for investment” in the tables disclosing the estimated use of proceeds on pages 24 and 83 of the Prospectus are revised to read, “Amount available for investment or distribution”.

Management

On January 4, 2013, we appointed Joseph LoParrino to serve as our Chief Accounting Officer, and our advisor, United Realty Advisors LP, appointed Mr. LoParrino to serve as its Chief Accounting Officer, each effective as of March 15, 2013.

The table on page 88 of the Prospectus under the heading “Management—Executive Officers and Directors” is revised as follows:

Name	Age(1)	Positions
Jacob Frydman	55	Chief Executive Officer, Secretary and Chairman of the Board of Directors
Eli Verschleiser	38	President, Treasurer and Director
Joseph LoParrino	45	Chief Accounting Officer(2)
Dr. Daniel Z. Aronzon	65	Independent Director
Robert Levine	63	Independent Director
David B. Newman	52	Independent Director

(1)	As of December 31, 2012.
(2)	Mr. LoParrino’s appointment as Chief Accounting Officer will become effective as of March 15, 2013.

The following text is inserted on page 90 of the Prospectus immediately following the biographical capsule for Eli Verschleiser under the heading “Management—Executive Officers and Directors”.

Joseph LoParrino is our Chief Accounting Officer. Mr. LoParrino served as Vice President, Controller for Retail Opportunity Investments Corp., a public REIT, where he oversaw general accounting functions, from February 2010 through December 2012. Mr. LoParrino previously served as Director of Accounting for Monday Properties, a privately held owner and operator of office buildings located in New York City and Washington, D.C., where, among other duties, he oversaw and managed all property accounting and lease administration for Class A office buildings, from March 2008 through February 2010. From February 2007 through March 2008, Mr. LoParrino served as Vice President – Retail Accounting for Centro Properties Group, an Australian owner and operator of retail shopping centers, where he oversaw a staff performing the general accounting functions of approximately 450 retail shopping centers and supervised the preparation of U.S. financial reports. From April 1999 to February 2007 he was the Vice President and Controller for Urstadt Biddle Properties, a public REIT. He graduated in 1990 from Queens College of the City University of New York with a B.A. in accounting and economics. Mr. LoParrino is a New York licensed Certified Public Accountant and is a member of the American Institute of Certified Public Accountants.

The table on page 97 of the Prospectus under the heading “Management—Our Advisor—Our Advisor” is revised as follows:

Name	Age(1)	Positions
Jacob Frydman	55	Chief Executive Officer and Chairman of the Board of Directors
Eli Verschleiser	38	President
Joseph LoParrino	45	Chief Accounting Officer(2)
Lawrence J. Longua	71	Senior Consultant
Dov Shimanowitz	42	Vice President of Operations
Jesse Stein	34	Vice President of Acquisitions
Stephen Tober	31	Vice President of Acquisitions
Kevin Moore	49	Chief Technology Officer
Eric Fischgrund	28	Vice President of Marketing

(1)	As of December 31, 2012.
(2)	Mr. LoParrino’s appointment as Chief Accounting Officer will become effective as of March 15, 2013.

The words “Kenneth Kahn” in boldface immediately following the aforementioned table is replaced with the words “Joseph LoParrino”.

The table appearing on page 120 of the Prospectus under the heading “Stock Ownership” is deleted in its entirely and replaced with the following.

Name of Beneficial Owner(1)	Number of Common Shares Beneficially Owned	Percent of Class
United Realty Advisor Holdings LLC(2)	18,182	9.01%
Jacob Frydman(2)	38,182	18.92%
Eli Verschleiser(2)	18,182	9.01%
Joseph LoParrino(3)	—	—
Dr. Daniel Z. Aronzon	—	—
Robert Levine	—	—
David B. Newman	—	—
All directors and executive officers as a group	38,182	18.92%

(1)	The address of each beneficial owner listed is 44 Wall Street, 2nd Floor, New York, New York 10005.

(2)	United Realty Advisor Holdings LLC is controlled and indirectly owned by Jacob Frydman and Eli Verschleiser.

(3)	Mr. LoParrino’s appointment as Chief Accounting Officer of us and our advisor will become effective as of March 15, 2013.